UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Prospect Medical Holdings, Inc.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

743494106

(CUSIP Number)

David R. Topper
c/o Alta Hospitals System, LLC
10780 Santa Monica Blvd., Suite 400
Los Angeles, CA  90025

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 20, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 743494106

1	NAME OF REPORTING PERSONS David R. Topper

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a)	☐
	(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER 5,192,435

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER 5,192,435

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,192,435

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.5%*

14	TYPE OF REPORTING PERSON (See Instructions) IN

* Based on a total of 20,280,300 shares of Common Stock outstanding, according to records of the Issuer.

CUSIP No. 743494106

1	NAME OF REPORTING PERSONS Alexa Topper

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a)	☐
	(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER 5,192,435

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER 5,192,435

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,192,435

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.5%*

14	TYPE OF REPORTING PERSON (See Instructions) IN

* Based on a total of 20,280,300 shares of Common Stock outstanding, according to records of the Issuer.

This filing is being made to amend the Schedule 13D previously filed by David R. Topper and his wife Alexa Topper on August 20, 2007, as amended to date (the “Original Schedule 13D Filing”), solely to amend Items 4, 5(a)-(c), 6 and 7.  Other than as disclosed herein, there have been no changes to the information previously reported in the Original Schedule 13D Filing.

Item 4. Purpose of Transaction.

On August 20, 2008, the Issuer awarded a total of 200,000 options to purchase Common Stock of the Issuer (the “Options”) to David Topper in connection with his employment as President of the Issuer’s subsidiary, Alta Hospitals System, LLC. The Options were awarded under the Issuer’s 2008 Omnibus Equity Incentive Plan (the “Plan”) as incentive compensation.

A total of 113,634 of the Options were issued as incentive stock options, and the remaining 86,366 Options were issued as non-qualified stock options. All Options have a five-year term and have vested or will vest one-third on the date of grant, one-third on August 20, 2009, and one-third on August 20, 2010. The Options have been registered in the name of the David & Alexa Topper Family Trust, U/D/T September 29, 1997 (the “Trust”), a revocable trust of which Mr. Topper and Ms. Topper are the settlors and trustees.

Item 5. Interest in Securities of the Issuer.

(a) - (b)

The aggregate number of shares of Common Stock deemed to be beneficially owned by each of Mr. Topper and Ms. Topper for purposes of this Statement is 5,192,435. This number includes 66,667 shares that the reporting persons have a right to acquire upon the exercise of Options which vested immediately on the date of grant.  The 133,333 shares underlying unvested Options are not included in that total. The shares beneficially owned represent approximately 25.5% of the class, based on a total of 20,280,300 shares of Common Stock outstanding, according to records of the Issuer. Each of Mr. Topper and Ms. Topper has shared voting and dispositive power as to all of such shares.

(c)        The information set forth in Item 4 above is hereby incorporated by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The terms of the Options are summarized in Item 4 and incorporated herein by reference. The terms of the 113,634 incentive stock options and 86,366 non-qualified stock options have been memorialized in option agreements in substantially the form attached as Exhibits 6 and 7 to this statement.

Item 7. Material to be Filed as Exhibits.

6)          Form of Incentive Stock Option Agreement for grants of incentive stock options to participants under the Issuer’s 2008 Omnibus Equity Incentive Plan

7)          Form of Non-Qualified Stock Option Agreement for grants of non-qualified stock options to participants under the Issuer’s 2008 Omnibus Equity Incentive Plan

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

August 26, 2008
Date
/s/ David R. Topper
Signature
David R. Topper
Name/Title

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

August 26, 2008
Date
/s/ Alexa Topper
Signature
Alexa Topper
Name/Title

EXHIBIT INDEX

6)             Form of Incentive Stock Option Agreement for grants of incentive stock options to participants under the Issuer’s 2008 Omnibus Equity Incentive Plan

7)             Form of Non-Qualified Stock Option Agreement for grants of non-qualified stock options to participants under the Issuer’s 2008 Omnibus Equity Incentive Plan